RECYCLER'S EXCHANGE INC

Audited Financial Statements
For The Year Ended December 31, 2023

Prepared Under Generally Accepted Accounting Principle

CONTENTS

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Independent Auditor's Report

TO THE BOARD OF DIRECTOR AND SHAREHOLDER'S

OF RECYCLER'S EXCHANGE INC.

Opinion

We have audited the accompanying financial statements of Recycler's Exchange Inc, ("the company") which comprise the statement of financial position as of December 31, 2023, and the related statement of profit & loss, statement of cash flows, statement of changes in owner's equity and notes to the financial statement for the year then ended. These financial statements are the responsibility of the company management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Recycler's Exchange Inc, as of December 31, 2023, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Recycler's Exchange Inc, ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will

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always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the organization's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report However, future events or conditions may cause the organization to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during the audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



Pooja Tejwani
Certified Public Accountant
Licensed# 033536

RECYCLER'S EXCHANGE INC
BALANCE SHEET
AS OF DECEMBER 31, 2023

	FY-2023 $
ASSETS	
CURRENT ASSETS	
ACCOUNTS RECEIVABLE	-
CASH IN HAND & BANK	-
TOTAL CURRENT ASSETS	-
FIXED ASSETS	
EQUIPMENT	-
OTHER ASSETS	-
TOTAL FIXED ASSETS	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
ACCOUNTS LIABILITIES	-
TOTAL CURRENT LIABILITIES	-
CHANGES IN EQUITY	
SHAREHOLDER EQUITY	-
RETAINED EARNINGS	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

RECYCLER'S EXCHANGE INC
STATEMENT OF PROFIT AND LOSS
FOR THE YEAR ENDED DECEMBER 31, 2023

	FY-2023
	$
INCOME	
Income	-
Others	-
Total Income	**-**
ADMINISTRATIVE & GENERAL EXPENSES	
Supplies and Material	-
Salaries and Wages	-
Employee Benefit	-
Legal and Startup Expenses	-
Total Administrative & General Expenses	-
Net Operating Income / (Loss) before taxes	-
Income Tax	-
Net Income / (Loss)	-

RECYCLER'S EXCHANGE INC
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	COMMON STOCK	PAID UP CAPITAL	UNAPPROPRIATED PROFIT	TOTAL EQUITY
	---------- $ ----------			
Beginning Balances January 01, 2023	-	-	-	-
Shareholder Contributions	-	-	-	-
Net profit for the Year	-	-	-	-
	-	-	-	-
Balance as on December 31, 2023	-	-	-	-

RECYCLER'S EXCHANGE INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

	FY-2023
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Net increase in from operations activity	-
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities	
Net increase from current assets/ liabilities	-
	-
Cash generated from / (used in) operations	-
Net Cash Flow from / (used in) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of fixed assets	-
Net Cash Flow (used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Opening Investment	-
Net Cash Flow from Financing Activities	-
Net Increase/(Decrease) in Cash and Cash Equivalents	-
Cash and Cash Equivalents at the Beginning of the Year	-
Cash and Cash Equivalents at the End of the Year	-

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Recycler's Exchange Inc

Notes to the Financial Statements
For the Year Ended Deceber 31, 2023

NOTE I – ORGANIZATION

Recycler's Exchange up-cycles wate products into the useful things. Recycler's Exchange working with Netcapital.com to raise funds through SEC section RegCF. Their primary focus is to raise money for a pyrolysis plant to turn plastic waste into petroleum products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Recycler's Exchange Inc, financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Accounts Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectable. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended December 31, 2023.

Use of Estimates: The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and certain assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue at a point in time, when obligations under the terms of a contract with a customer are satisfied; generally, this occurs with the transfer of control of services. Revenue is measured as the amount of consideration expected to receive in exchange for providing services.
Revenues from fixed price contracts are recognized at a point in time, upon delivery and approval of a deliverable.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Impairment of Long-Lived Assets: The Organization reviews long-lived assets for impairment whenever

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events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2023, there were no impairment losses recognized for long-lived assets.

Property and Equipment: Fixed assets are stated at acquisition cost. Expenditures that extend the useful life of assets capitalized and expenditures for repair and maintenance are charged as expenses. Depreciation is calculated on the straight-line method over the estimated life of the assets.

Subsequent Measurement: Subsequent expenditure relating to an item of property and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefit, in excess of the originally assessed standard of performance of the existing asset, will flow to the company. Every other subsequent expenditure is recognized as an expense in the year in which it is incurred.

Judgment and Estimates: The organization reviews the rates of depreciation, useful lives, residual values and values of assets for possible impairment on an annual basis. Any change in the estimates in future years might affect the carrying amounts of the respective items of property and equipment with a corresponding effect on the depreciation charge and impairment.

Cash and Cash Equivalent: Cash consist of cash in hand or deposit with the bank at December 31, 2023.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Provisions: Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting year, taking into account the risks and uncertainties surrounding the obligation.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus defended taxes related to differences between the financial and income tax bases of assets and liabilities. The deafened tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies as of the year ended December 31, 2023.

NOTE 5 – CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.

NOTE 6 - RECYCLER'S EXCHANGE CAP TABLE

Following is the Recycler's Echange, Inc cap table for the year ended December 31, 2023.

Shareholder	Title	Common Stock	Series A Preferred	Series B Preferred	Common Equivalent	Diluted % Owned
Nicholas E. Paleveda	President and CEO	700,000	4,500,000		5,200,000	52.0%
Nicholas A. Paleveda	Executive Vice President	300,000			300,000	3.0%
Chris Fillie	VP Housing and Insulation	200,000			200,000	2.0%
Netcapital Inc.	Reg CF Portal	100,000			100,000	1.0%
Company Holdings		3,200,000		1,000,000	4,200,000	42%
Total		4,500,000			10,000,000	

NOTE 7 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to December 31, 2023 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the year ended December 31, 2023. The management has performed such analysis through January 03, 2024, the date the financial statements were available to be issued.